UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           PARAGON TRADE BRANDS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    69912K206
                                 (CUSIP Number)

                                David C. Mariano
                        Wellspring Capital Management LLC
                           620 Fifth Avenue, Suite 216
                             New York, NY 10020-1579
                                 (212) 332-7555
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            Marc E. Perlmutter, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000

                                January 28, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                       Continued on the following page(s)
                               Page 1 of 15 Pages
                             Exhibit Index: Page 15

CUSIP No. 69912K206                                                 Page 2 of 15

                                  SCHEDULE 13D

1     NAME OF REPORTING PERSON
      Wellspring Capital Partners II, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)   [ ]

      (b)   [X]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
      00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                                  [ ]

6     CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware

                                     7     SOLE VOTING POWER
                                           none
              NUMBER OF
               SHARES
            BENEFICIALLY             8     SHARED VOTING POWER
              OWNED BY                     11,516,405
                EACH
              REPORTING
               PERSON                9     SOLE DISPOSITIVE POWER
                WITH                       none


                                     10    SHARED DISPOSITIVE POWER
                                           11,516,405


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,516,405

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      96.8%

14    TYPE OF REPORTING PERSON*
      PN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 69912K206                                                 Page 3 of 15

                                  SCHEDULE 13D

1     NAME OF REPORTING PERSON
      PTB Acquisition Company, LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)   [ ]

      (b)   [X]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
      00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                                  [ ]

6     CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware

                                     7     SOLE VOTING POWER
                                           none
              NUMBER OF
               SHARES
            BENEFICIALLY             8     SHARED VOTING POWER
              OWNED BY                     11,516,405
                EACH
              REPORTING
               PERSON                9     SOLE DISPOSITIVE POWER
                WITH                       none


                                     10    SHARED DISPOSITIVE POWER
                                           11,516,405


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,516,405

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      96.8%

14    TYPE OF REPORTING PERSON*
      OO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 69912K206                                                 Page 4 of 15

                                  SCHEDULE 13D

1     NAME OF REPORTING PERSON
      Wellspring Capital Management, LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)   [ ]

      (b)   [X]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
      Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                                  [ ]

6     CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware

                                     7     SOLE VOTING POWER
                                           none
              NUMBER OF
               SHARES
            BENEFICIALLY             8     SHARED VOTING POWER
              OWNED BY                     11,516,405
                EACH
              REPORTING
               PERSON                9     SOLE DISPOSITIVE POWER
                WITH                       none


                                     10    SHARED DISPOSITIVE POWER
                                           11,516,405


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,516,405

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      96.8%

14    TYPE OF REPORTING PERSON*
      OO; IA

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 69912K206                                                 Page 5 of 15

                                  SCHEDULE 13D

1     NAME OF REPORTING PERSON
      Greg S. Feldman (in the capacity described herein)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)   [ ]

      (b)   [X]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
      Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                                  [ ]

6     CITIZENSHIP OR PLACE OR ORGANIZATION
      United States

                                     7     SOLE VOTING POWER
                                           none
              NUMBER OF
               SHARES
            BENEFICIALLY             8     SHARED VOTING POWER
              OWNED BY                     11,516,405
                EACH
              REPORTING
               PERSON                9     SOLE DISPOSITIVE POWER
                WITH                       none


                                     10    SHARED DISPOSITIVE POWER
                                           11,516,405


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,516,405

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      96.8%

14    TYPE OF REPORTING PERSON*
      IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 69912K206                                                 Page 6 of 15


Item 1.     Security and Issuer.

            This Statement on Schedule 13D relates to the common stock, par value $.01 (the "Common Stock"), of Paragon Trade Brands, Inc., a Delaware corporation ("Paragon"), whose principal executive office is located at 180 Technology Parkway, Norcross, Georgia 30092.

Item 2.     Identity and Background.

            (a), (b), (c) and (f). This Statement on Schedule 13D is being filed on behalf of each of the following persons:

            (i) PTB Acquisition Company, LLC, a Delaware limited liability company ("PTBA");

            (ii) Wellspring Capital Partners II, L.P., a Delaware limited partnership ("WCPII");

            (iii) Wellspring Capital Management, LLC, a Delaware limited liability company ("Wellspring"); and

            (iv) Greg S. Feldman.

            PTBA was formed by WCPII in order to engage in the acquisition of Paragon. PTBA is a single-member limited liability company, the sole member of which is WCPII. The officers of PTBA are David C. Mariano, Carl M. Stanton and Greg S. Feldman.

            WCPII was formed in order to engage in the business of acquiring, holding and disposing of investments in various companies. The general partner of WCPII is Wellspring Associates II, LLC, a Delaware limited liability company, the sole managing member of which is Greg S. Feldman.

CUSIP No. 69912K206                                                 Page 7 of 15


            Pursuant to a management agreement, WCPII is managed by Wellspring and as such it has the ability to direct the investment and voting decisions of WCPII and, therefore, may be deemed to have investment and voting discretion with respect to shares beneficially owned by WCPII and PTBA. Greg S. Feldman is the sole managing member of Wellspring and as such he has the ability to direct the investment and voting decisions of Wellspring and, therefore, may be deemed to have investment and voting discretion with respect to securities beneficially owned by Wellspring, WCPII and PTBA, however, Mr. Feldman disclaims beneficial ownership of such securities.

            Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Act, each of PTBA, WCPII, Wellspring and Mr. Feldman may be deemed a beneficial owner of the Common Stock acquired by PTBA.

            The address of the principal business and principal offices of each person identified in this Item 2 is 620 Fifth Avenue, Suite 216, New York, New York 10020- 1579. The present principal occupation of each of Messrs. Feldman, Mariano and Stanton are as officers of Wellspring, and each is a citizen of the United States of America.

            (d) and (e). During the past five years, no person identified in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 69912K206                                                 Page 8 of 15


Item 3.     Source and Amount of Funds or Other Consideration.

            On January 28, 2000 PTBA purchased from Paragon 6,712,499 shares of Common Stock for an aggregate purchase price of $67,124,990, or $10.00 per share, pursuant to a Stock Purchase Agreement dated as of November 16, 1999 (the "Stock Purchase Agreement"), between PTBA and Paragon. The Stock Purchase Agreement is filed as Exhibit 1 to this Schedule and is incorporated into this Schedule by reference. Funds for the purchase of such shares by PTBA were provided by WCPII from cash contributed by the partners of WCPII.

Item 4.     Purpose of Transaction.

            Under the terms of the Stock Purchase Agreement, PTBA had committed to purchase up to an aggregate of 11,712,635 shares of Common Stock (less the 196,230 shares of Common Stock subscribed for pursuant to a now completed rights offering made to certain Paragon stockholders), although PTBA retained the right to assign its right to purchase any or all of such shares to one or more assignees. Pursuant to that right, PTBA assigned the right to purchase 2,401,953 shares of Common Stock to Ontario Teachers' Pension Plan Board ("Ontario") and 2,401,953 shares of Common Stock to Co-Investment Partners, L.P. ("CIP").

            Pursuant to a Shareholders' Agreement, dated January 28, 2000 (the "Shareholders' Agreement"), among Paragon, PTBA, CIP and Ontario, each of CIP and Ontario has granted PTBA an irrevocable proxy to vote (or grant written consent in lieu of voting) the shares owned by them on all matters other than a proposal to amend or eliminate Article 5 of Paragon's Amended and Restated Certificate of Incorporation. In addition, under the terms of the Shareholders' Agreement, PTBA has the right to cause each of CIP and Ontario to sell their shares of Common Stock to a third party

CUSIP No. 69912K206                                                 Page 9 of 15


pro rata with the sale by PTBA of its shares to such third party if (i) at the time of such sale PTBA owns more than 50% of the outstanding shares of Common Stock, and (ii) PTBA proposes to sell more than 50% of its shares to such third party as part of such transaction.

            Except as disclosed herein, PTBA acquired shares of Common Stock of Paragon for investment purposes. It is expected that the business and operations of Paragon will continue without substantial change. PTBA, WCPII and Wellspring currently intend to cause Paragon's operations to continue to be run and managed by its existing executive officers, but will continue to evaluate the business, operations and management of Paragon and will take such further actions as they deem appropriate under the circumstances then existing. The Shareholders' Agreement is filed as Exhibit 2 and is incorporated herein by reference.

            Paragon has granted to PTBA an option to purchase from Paragon, out of the authorized but unissued shares of Common Stock, up to 2,500,000 additional shares of Common Stock at a price per option share equal to $10.00 per share. Pursuant to the Shareholders' Agreement, the exercise of this option by PTBA may require Paragon to provide Ontario and CIP with an opportunity to subscribe for and purchase a ratable share of such option shares. Such option is not currently exercisable, and will not be exercisable unless, on or prior to January 28, 2001, Paragon Trade Brands International, Inc., a subsidiary of Paragon, elects to exercise an option to purchase up to an additional 34% interest in Groupo P.I. Mabe, S.A. de C.V (the "Exercise Event"). Such option will expire unless exercised on or prior to the first anniversary of the Exercise Event. A copy of the option agreement containing such option is filed as Exhibit 4 hereto and incorporated herein by reference.

CUSIP No. 69912K206                                                Page 10 of 15


            Except as set forth in this Item 4, no person reporting hereunder has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a) and (b) As set forth above, on January 28, 2000, Paragon issued to PTBA, and PTBA has voting and dispositive power over and owns beneficially and of record 6,712,499 shares of Common Stock, representing approximately 56.5% of the 11,891,000 shares outstanding as of January 28, 2000. As discussed in
Item 3, as a result of the grant of irrevocable proxies by each of CIP and Ontario and PTBA's right to cause each of CIP and Ontario to sell their shares of Common Stock pro rata with a sale by PTBA, PTBA also may be deemed to have shared voting and dispositive power over and to beneficially own the 2,401,953 shares of Common Stock owned of record by CIP, representing approximately 20.2% of the shares outstanding as of January 28, 2000, and the 2,401,953 shares of Common Stock owned of record by Ontario, representing approximately 20.2% of the shares outstanding as of January 28, 2000. As further discussed in Item 2, each of PTBA, WCPII, Wellspring and Mr. Feldman may be deemed to have shared voting and dispositive power over and to beneficially own the shares of Common Stock beneficially owned by PTBA, although Mr. Feldman disclaims such beneficial ownership.

            (c) Except as set forth above, no person identified in Item 2 hereof has effected any transaction in the Common Stock during the 60 days preceding January 28, 2000.

            (d) CIP and Ontario have the right to receive dividends from, or proceeds from the sale of, the shares owned of record by them.

CUSIP No. 69912K206                                                Page 11 of 15


            Paragraph (e) of Item 5 of Schedule 13D is not applicable to this filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Common Stock of the Issuer.

            On January 28, 2000, Paragon, PTBA, Wellspring, Ontario and CIP entered into the Shareholders' Agreement. Certain aspects of this agreement are described in Item 3. In addition to those aspects of the Shareholders' Agreement described in Item 3, the Shareholders' Agreement also contains certain limitations on share transfers, tag-along rights, preemptive rights, rights to receive information from Paragon and have observers present at Paragon board meetings, and limitations on Paragon's ability to enter into material transactions with Wellspring or its affiliates. The Shareholders' Agreement is filed as Exhibit 2 to this Schedule and is incorporated into this Schedule by reference.

            Pursuant to a Registration Rights Agreement, dated as of January 28, 2000 (the "Registration Rights Agreement") among Paragon, PTBA, Ontario and CIP, Paragon has granted PTBA, among other things, the right on the terms and conditions set forth in the agreement, to require Paragon to register for sale to the public its shares of Common Stock.

            Under this Registration Rights Agreement, PTBA may require Paragon to effect (i) two demand registrations of the Common Stock of Paragon on Form S-1 under the Securities Act of 1933 (the "Securities Act") and (ii) an unlimited number of registrations of all or a portion of its shares on Form S-3 or any similar short-form registration under the Securities Act of the Common Stock of Paragon. Paragon is not required to effect such registrations within the period beginning on the effective date of

CUSIP No. 69912K206                                                Page 12 of 15


a registration statement and ending on the expiration of any lock-up period (not to exceed 180 days) reasonably required by the underwriters, if any, in connection therewith.

            After the closing date of the initial sale by Wellspring of any of its shares or January 30, 2005, each of CIP and Ontario may require Paragon to effect one registration of their securities. Paragon will not be required to effect such a registration within the period beginning on the effective date of a registration statement and ending on the expiration of any lock-up period (not to exceed 180 days) reasonably required by the underwriters, if any, in connection therewith.

            The holder of the shares requesting registration pursuant to the above must offer each other holder party to the Registration Rights Agreement the right to participate in such registration by including a portion of such offeree's shares in the request for the registration.

            PTBA and, under certain circumstances, each of CIP and Ontario are also entitled to unlimited piggyback registration rights. Each of PTBA, Ontario and CIP are subject to customary lock-up provisions. The Registration Rights Agreement is filed as Exhibit 3 to this Schedule and is incorporated into this Schedule by reference.

            As described in Item 4, Paragon has also issued to PTBA an option to acquire up to 2,500,000 additional shares of Common Stock for an exercise price of $10.00 per share under certain circumstances. A copy of such option agreement is filed as Exhibit 4 to this Schedule and is incorporated into this Schedule by reference.

            Except as described elsewhere in this Schedule 13D, to the best knowledge of PTBA, WCPII and Wellspring, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of Paragon, including but not

CUSIP No. 69912K206                                                Page 13 of 15


limited to transfer or voting of any securities of Paragon, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or division of profits or loss.

Item 7.     Material To Be Filed as Exhibits.

            1. Stock Purchase Agreement, dated as of November 16, 1999, by and between PTB Acquisition Company, LLC and Paragon Trade Brands, Inc.

            2. Shareholders' Agreement, dated as of January 28, 2000, among Paragon Trade Brands, Inc., PTB Acquisition Company LLC, Co-Investment Partners, L.P., Ontario Teachers' Pension Plan Board and Certain Other Shareholders.

            3. Registration Rights Agreement, dated as of January 28, 2000, among Paragon Trade Brands, Inc., PTB Acquisition Company LLC, Co-Investment Partners, L.P., Ontario Teachers' Plan Board and Certain Other Shareholders.

            4. Option Agreement entered into as of January 28, 2000, by and between Paragon Trade Brands, Inc. and PTB Acquisition Company, LLC.

            5. Joint Filing Agreement, dated February 5, 2000, among PTB Acquisition Company, LLC, Wellspring Capital Partners II, L.P., Wellspring Capital Management, LLC, and Greg S. Feldman.

CUSIP No. 69912K206                                                Page 14 of 15


                                SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2000

                                   PTB ACQUISITION COMPANY, LLC

                                   By: /s/ David C. Mariano
                                   ------------------------
                                   Name:  David C. Mariano
                                   Title: President and Treasurer


                                   WELLSPRING CAPITAL PARTNERS II, L.P.

                                   By: Wellspring Associate II, LLC,
                                       its general partner

                                       By: /s/ Greg S. Feldman
                                       -----------------------
                                       Name:  Greg S. Feldman
                                       Title: Managing Member


                                   WELLSPRING CAPITAL MANAGEMENT, LLC

                                   By: /s/ Greg S. Feldman
                                   -----------------------
                                   Name:  Greg S. Feldman
                                   Title: Managing Member


                                   /s/ Greg S. Feldman
                                   -------------------
                                   Greg S. Feldman

CUSIP No. 69912K206                                                Page 15 of 15


                                  EXHIBIT INDEX

                                                                        Page No.

1. Stock Purchase Agreement, dated as of November 16, 1999, by and between PTB Acquisition Company, LLC and Paragon Trade Brands, Inc.

2. Shareholders' Agreement, dated as of January 28, 2000, among Paragon Trade Brands, Inc., PTB Acquisition Company, Co-
        Investment Partners, L.P., Ontario Teachers Pension Plan Board and Certain Other Shareholders

3. Registration Rights Agreement, dated as of January 28, 2000, among Paragon Trade Brands, Inc., PTB Acquisition Company
        LLC, Co-Investment Partners, L.P., Ontario Teachers Plan
        Board and Certain Other Shareholders.

4. Option Agreement entered into as of January 28, 2000, by and between Paragon Trade Brands, Inc. and PTB Acquisition
        Company, LLC.

5.      Joint Filing Agreement, dated February 5, 2000, among PTB
        Acquisition Company, LLC, Wellspring Capital Partners II,
        L.P., Wellspring Capital Management, LLC, and Greg S.
        Feldman.